Mail Stop 3561

July 2, 2007

Via U.S. Mail

Daniel T. Groomes
World Financial Network National Bank
800 Techcenter Drive
Gahanna, Ohio 43230

Re: WFN Credit Company, LLC
**   Amendment no. 1 to Registration Statement on Form S-3**
**   Filed June 11, 2007**
**   File No. 333-133170**

Dear Mr. Groomes:

    We have reviewed your responses to the comments in our letter dated May 3, 2006 and have the following additional comments.

General

1. We note your response to prior comment 4, however, it is unclear whether the amendments you note provide for all the reports of assessment of compliance with servicing criteria required by Item 1122(a) of Regulation AB and related attestation in 1122(b). In Exhibit 4.1 filed with your 8-K on April 5, 2005, section 3.6 states that the servicer shall cause a firm of nationally recognized independent accountants to furnish a report to the effect that they have "attested to the assertion of an authorized officer of the Servicer." We understand the "assertion" to be the one described in section 3.5 of your pooling and servicing agreement. If true, that assertion would be provided pursuant to Item 1123, however, would not satisfy the requirements of 1122(a). Please provide us with an updated agreement marked to show changes made to comply with the requirements of 1122(a) and 1122(b), including reports for sub-servicers or advise.

Servicing Compensation and Payment of Expenses, page 37

2. We note your response to prior comment 6, however, we suggest showing items paid out of the servicer's fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going.

Signatures

3. Please revise to include signatures as of the date of filing.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Julie A. Gillespie, Esq.
        Mayer, Brown, Rowe & Maw LLP
        Fax: (312) 706-8328